SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Operational Efficiency and Investment Targets

COMPANHIA PARANAENSE DE ENERGIA – COPEL (“Company”) hereby informs its shareholders and the market in general that it will present certain targets during Copel Day 2025, starting at 9:30 a.m. on this date.

These goals have already been included in the presentation for Copel Day 2025, available on the Company's Investor Relations website at ri.copel.com/publicacoes-e-documentos/apresentacoes/, and the most relevant ones can be found on the following pages of the document:

-PMSO, p.33;

-Investments p. 40, 79, 86, and 87; and

-Regulatory Remuneration Base (BRR) and Regulatory PMSO, p. 63.

It should be clarified that these targets should not be interpreted as guarantees or promises of performance, as they are subject to risks and uncertainties associated with the economic, regulatory and competitive conditions of the markets in which the company operates, as well as the assertiveness of its strategic and operational decisions.

Curitiba, November 19, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 19, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL DAY 2025



19 november RIO

Agenda

Opening Ceremony	**Marcel Malczewski - Chairman of the Board of Directors**
Designing the Future	Daniel Slaviero - President
Copel Journey 2035: Expansion and Innovation	Diogo Mac Cord - VP of Strategy, New Business and Digital Transformation
The *Compound* Factor of Value Creation	Felipe Gutterres - VP of Finance and IR
Culture as a competitive advantage	Márcia Baena - VP of People and Management
Legal Intelligence: Lever for Efficiency and Growth	Yuri Ledra - VP Legal and Compliance
Coffee Break	
Regulation and the energy market: Acting to create value	André Gomes - VP of Regulation and Market
Copel Distribuição's advances	Marco Antônio Villela - General Director of Copel Distribuição
Technology and Efficiency in Generation and Transmission	Moacir Bertol - General Director of Copel Geração e Transmissão
Strategic Management of Energy Commercialization	Rodolfo Lima - General Director of Copel Comercialização

COPEL DAY 2025

Marcel Malczewski

Chairman of the
Board of Directors


COPEL DAY
2025

Designing the Future


COPEL DAY
2025

Daniel Slaviero
President

Why 2035?



Our strenghts


#SouPuraEnergia

- Agility of a Corporation
- Our People
- Integrated Company (G, T, D, C)
- 100% Clean and Sustainable Matrix
- Customer Experience

COPEL DAY 2025

Journey of Preparation for the Future

Structural Efficiency

* Renewal of Concessions (HPPs)
* Cost Reduction
* Decarbonization of the matrix
* Portfolio Optimization

Operational Excellence

* Attracting and retaining talent
* Optimal Capital Structure
* DIS tariff review
* *Novo Mercado*

Expansion

* Strategic Planning 2035
* Copel Management Model
* Innovation
* Growth (Organic and Inorganic)


Reason for
being
Lighting up lives
with pure energy

Our values

OUR STRENGTH IS OUR **PEOPLE**

EVERY **CUSTOMER** MATTERS

WE DELIVER EXTRAORDINARY **RESULTS**

DRIVEN BY THE **FUTURE**

SAFETY AND ETHICS ARE NON-NEGOTIABLE

COPEL DAY 2025

Ambition

To be the
GREATEST
VALUE CREATOR
In the Brazilian eletricity sector


COPEL

COPEL DAY 2025



19 november RIO

Journey Copel 2035: Expansion and Innovation

Diogo Mac Cord
Vice-President of Strategy, New Business and Digital Transformation


COPEL DAY
2025

Our journey this past year: Strategic planning 2035

What is our vision of BES today and tomorrow?

What do we need to do well to be the best?

What are our main value levers?


HARVARD BUSINESS SCHOOL



COPEL DAY 2025

And what is our vision of the BES of today and tomorrow?



Energy wasted in Brazil between
Jan-Aug/2025 (annualized)
(*Curtailment* + EVT)
Wind
31%
Hydro
52%
Solar
17%
48,8 TWh
Equivalent to **Portugal's** annual consumption



Regulatory noise
Reality

There is no structural imbalance that lasts forever:

IN THE END, REALITY ALWAYS IMPOSES ITSELF

COPEL DAY 2025

There is an apparent surplus of energy

Installed Capacity x Maximum Load (MW)



250.000
200.000
150.000
100.000
50.000
0
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
UTN UTE UHE EOL UFV GD Carga Máxima

Physical Guarantee x Average Consumption (Average MW)



250.000
200.000
150.000
100.000
50.000
0
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
UTN UTE UHE EOL UFV GD Consumo

But the average is not the best indicator

Load on 02/26/2025



Térmica
Eólica
Solar
Hidráulica
Carga
120.000
100.000
80.000
60.000
40.000
20.000
0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23

Firm Generation availability with solar effect



Térmica
Solar
Hidráulica
Hidro Restante
Termo Restante
Carga
Carga 2030 (3,3% a.a.)
Carga 2030 (2% a.a.)
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23

HPPs are Brazil's battery: flexibility and power

Maximum daily range of hydroelectric generation

(MW)



24.346
24.555
27.043
25.429
27.037
25.915
26.292
26.696
27.376
27.569
28.156
28.149
30.495
33.792
39.459
45.517
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Average hydroelectric generation 2010-2017



(average MW)
60.000
50.000
40.000
30.000
(hours)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
2010
2011
2012
2013
2014
2015
2016
2017

Average hydroelectric generation 2018-2025



(average MW)
70.000
60.000
50.000
40.000
30.000
(hours)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
2018
2019
2020
2021
2022
2023
2024
2025

So, this is a story about power

Which technology is winning the battle for storage?



Δ 2018-24 Capacidade Instalada (GW)
123
29
Δ 2018-24 Capacidade de Armazenamento (GWh)
386
580
0
100
200
300
400
500
600
BESS
UHR

Storage (GWH) / Capacity (GW)



20
HOURS
3
HOURS

And Copel is the **best positioned** company for this reality

2.7GW in incremental power from existing and renovated plants...


860
1.260
600
1,676
1,260
1,240
Foz do Areia
Segredo
Salto Caxias
Current installed capacity
Incremental installed capacity

...in addition to a pipeline of 4GW+ in reversible hydroelectric plants that take advantage of synergies with existing infrastructures







Avenues of growth: Generation

GEN

- Competitive edge in power supply (hydro)
- 12 GW in HPP contracts expiring by 2035

Concessions expiring by 2035 (GW)



12.000
10.000
8.000
6.000
4.000
2.000
0
2027
2028
2029
2030
2031
2032
2035
Vencendo
Acumulado



Copel has 130+ engineers specialized in HPPs,
~50% with specializations and ~1/3 with master's or doctoral degrees

Avenues of growth: Transmission

TRA

- **4,5 BI in RAP expiring by 2035**
- **Fragmented market, with posible consolidation**

PET/PELP indicates **~R$30bi** of capex in new auctions over the next few years

Between 2020 and 2025, **26 different groups** won lots, opening up space for consolidation

Generation



Market



Concessions expiring by 2035 (km LT)



10.000
8.000
6.000
4.000
2.000
0
2030
2031
2032
2034
2035
Maturing
Accumulated

Avenues of growth: Distribution

DIS

- Modernization of Copel's current grid
- 19 concessions up for renewal

1st Cycle
(1995-2000)
New milestone: deverticalization and initial efficiency gains

2nd Cycle
(2015-2023)
Increased demands for quality and economic and financial sustainability

3rd Cycle
(2025-2030)
Even more demanding quality targets and grid resilience

Avenues for growth: Commercialization

COM

- When the market opens, integrated companies will have an advantage
- Premium opportunities with hydraulic park


0 TWh
100 TWh
1 TWh
1 TWh
11 TWh
14 TWh
1 TWh
4 TWh
4 TWh
11 TWh
23 TWh
17 TWh
52 TWh
7 TWh
141 TWh
37 TWh
33 TWh
28 TWh


PR

State	Martket(GWh)	Consumer Units
PR	32.917	5.255.313

The excellence in customer service and the strength of the Copel brand in Paraná – and in southern Brazil – give us the strength we need to compete in the new free market.

What about today?



COPEL
Pura Energia

We are quick to seize the best opportunities

Portfolio reorganization, since the last Copel Day

Closing
Asset swap with eletrobras

Closing
Sale of small assets to Electra

Signing
Sale of distributed generation generation assets



Signing and closing of HPP Baixo Iguaçú
(purchase of 70% e sale of 100%)

We developed a new form of customer relationship


Copel
Copel
Abrir
Copel Distribuição S/A
Negócios
Baixe o novo APP da Copel.
...até o detalhamento de cada fatura.
Tenha desde o histórico completo e status...
16,58
COPEL
Minha conta de luz
Canal de Atendimento Copel Distribuicao
ACESSAR
ou
Seguros Protege Casa & Protege Vida
Contrate ou gerencie os saus Seguros
Novo
Mercado Livre de Energia
Ate 99% de reducao na conta de luz da sua empresa
4,9★
8 mil
avaliações

DisCo, TradeCo and Serviços **exclusive areas**

Pilot project:
600+ insurances sold per month
(+ 30% p.m. since launch)

Pipeline: installments and advance payment of receivables

Best rated app among energy companies in PlayStore

1.8M USERS
1.4M OPT-INS

COPEL DAY 2025


copel beyond

We are reviewing all the company's processes

ERP	SAP S/4HANA Cloud
Billing + WFM + MDM	ORACLE
GIS Projects	KAFFA one platform, all tools
SCADA/EMS	HITACHI Inspire the Next
ADMS	SIEMENS
CLOUD	aws, Google

Just in the implementation
of the new ERP,
more than 900 processes
have been simplified,
modernized and automated

COPEL DAY 2025

For us, "innovation" only exists if it brings "results"

Inovation

	P&D	CVC	Innovation	Partnerships
Increased revenue Cost reduction Operational excellence	~R$70m / year	R$150M committed	Copel Innovation Challenge	Partnership with universities

COPEL TODAY + INNOVATION = **COPEL OF THE FUTURE**

We are preparing today the Copel of tomorrow



2025...

Gaining efficiency
In current
operations

...2026...

Seeking new
Opportunities
To apply our model

...2035

To be the greatest
value creator in the
BES

COPEL DAY 2025



19 november
RIO

The “compound” factor of Value Creation


COPEL DAY
2025

Felipe Gutterres
Vice-President of Finance and Investor Relations

Consistent value creation



Material Fact - **Announcement of intention to privatize**
Copel **Privatization**
Copel share **buyback**
New capital structure and dividend policy
Announce ment of Migration to **Novo Mercado**
60% (CPLE3)
31% (IEE)
14% (IBOV)
out-22
nov-22
dez-22
jan-23
fev-23
mar-23
abr-23
mai-23
jun-23
jul-23
ago-23
set-23
out-23
nov-23
dez-23
jan-24
fev-24
mar-24
abr-24
mai-24
jun-24
jul-24
ago-24
set-24
out-24
nov-24
dez-24
jan-25
fev-25
mar-25
abr-25
mai-25
jun-25
jul-25
ago-25
set-25
CPLE3
IBOV
IEE

Largest value creator in the electricity sector

Total Share Return (TSR) 5A


162%
109%
Capital
Gain
53%
Income
-16%
22%
30%
38%
52%
81%
85%
86%
86%
92%
93%
E1
E2
E3
E4
E5
E6
E7
E8
E9
E10
E11
COPEL

Building a *COMPOUNDER*


Consistent returns
Operational efficiency
Compounder Value
High return investments
Optimal Leverage

Cost leadership

20% optimization of the PMSO


2.856
R$ milhões
P
• Staffing adjustments
✓ POS
✓ PDI
MS
• Long-term contracts
• Optimization of suppliers
• Reduction of unit costs:
✓ O&M
✓ Services
✓ Vehicles
O
• Reduction of commercial costs
• Real estate disposal
~20%
JUN/23*
(LTM)
2026

* Vision presented at Copel Day 2023. Personnel costs do not include severance pay and an advance on vacation pay

COPEL DAY 2025

Transitioning from reduction to efficiency



EVOLUTION OF KPI'S

FREE CASH FLOW

ROIC

VALUE GENERATION

Return = operational efficiency + investment intelligence + consistency in dividend distribution


AVERAGE FCF 5Y
+
0
-
8
+
AVERAGE ROIC (%) 5Y
E1
E2
E3
E4
E5
E6
E7
E8
E9
E10
COPEL
COPEL


COPEL DAY 2025

Discipline and consistent returns

Analytical, systemic, integrated and data-driven framework

1 New investment analysis *framework*

1. Process automation
2. Strategic asset and capital management
3. Standardized methodology
4. Data-driven
5. Portfolio that exceeds the implicit IRR.

2 Core variables evaluated for probabilistic analysis

1. Meeting load demand.
2. DEC and FEC.
3. GSF, energy price and curtailment.
4. Construction schedule.
5. Reducing operating costs; and
6. Maximizing the return on the BAR and BRR.

3 Strong methodology and data-driven culture

Integration of the best of external technology with internal knowledge and data

Tools	Expertise	Strategic added value

Fundamentals for defining minimum return


Minimum Rate of Return (MRR)
Spread Project Risk + Opportunity Cost
Implicit IRR CPLE
Shareholder's risk spread
Incorporated risks:
• Shareholder's risk perception
Discount rate(Ke and ACC)
Incorporated risks:
• Country
• Market
• Sector
• Activity (Distribution) - PRORET
Risk vs Impact matrix
Risk Implied
Very Low
Low
Moderate
High
Very High
Result Impact
VL
L
M
H
VH

$$TIR_{Invest.} > TIR_{Implicit}$$

Balance between dividends, options and growth

Contracted Deleveraging



2020
2021
2022
2023
2024
2025

Review of the remuneration base, increase in energy prices and expected reduction in PMSO...

Optimal Capital Structure



Probability (%)
2,8x
Leverage
(Net debt/EBITDA)

...equity value optimization...

New Dividend Policy

Minimum *payout*:
75% of Net Income

Leverage range:
2.5x - 3.1x

Convergence
in 24 months

Minimum frequency
2 times a year

...consistent capital allocation

Dividends and execution of options

Novo Mercado segment

No dilution of shareholder base
1:1 conversion ratio

Simplification of the shareholder structure

Equal voting voting and dividend rights

Attract **foreign investors** investors

Increased share **liquidity**

Migration planned for the **end of 2025**

Sustainable dividends and options

R$ 70 mn Share buyback

R$ 1,3 bn PNC

R$ 1,1 bn Dividends

=

Unlocking value

COPEL DAY 2025

Organic investment cycle with attractive returns

High return
high return
in Distribution

Transmission reinforcements and improvements - attractive return and low risk

Modernization of hydro generation in the southern submarket

2026 | 2026 - 2030


65%
15%
15%
5%
R$ 3,0
BI
76%
12%
10%
2%
R$ 17,8
BI
Distribution
Generation
Transmission
Outros

TMR > TIR

Strategic IR as a value catalyst

- + US$ 40 tri of AUM[1] accessed in 2025
- 12 conferences attended
- 12 NDRs and *site visits* carried out
- More than one meeting every 2 working days
- +150,000 km traveled (4 laps around the Earth)

[1] AUM – *Asset Under Management*

Breakdown of **private shareholders**



39,2%
46,0%
46,8%
52,0%
51,8%
52,7%
51,7%
52,5%
60,8%
54,0%
53,2%
48,0%
48,2%
47,3%
48,3%
47,5%
2023
2024
MAR/25
JUN/25
JUL/25
AGO/25
SET/25
OUT/25
National
Foreign

COPEL DAY 2025

Why do we believe in the boldness of our ambition?

Simple thesis

Low risk	Robust structure

- Strong dividend policy
- Disciplined capital allocation and data driven TMR > implied IRR
- Tangible growth avenues in all

To be the company that GENERATES THE MOST VALUE in the Brazilian electricity sector

COPEL DAY 2025



19 november RIO

Culture as competitive advantage


COPEL DAY
2025

Márcia Baena
Vice-President of People and Management

CUL TU RE

is the soul

of a company


COPEL

We are living in a new era

Scenarios have changed,

society has changed,

Copel has changed.

To keep growing consistently, our Culture also needs to evolve

Culture and Strategy: articulated agendas with the same priority

Two organizational levers that feed back into each other, complement each other and drive the future

Culture

LONG term

MEDIUM TERM

Strategy

LONG TERM



Reason for being

Ambition

Source: BTA Betania Tanure Associados

A journey that marks a new way of doing things

Diagnosis & co-construction

65% ADHESION

A few convictions

- **Pride** in the service and pioneering spirit of the brand
- +Focus **on results** and **the** customer
- **Passion for being orange blood**

An official event to remember

CULTURE DAY



Leading team that develops with the business



House silver

- **368** promotions, including **66 leadership promotions**
- **978** career moves
- **391** scholarships

The blend has already begun

- **+390** admissões
- **+390** hires
- **58 new** managers
- **Employer brand strength**

Jovens potenciais

- **15%** of admissions made by trainees
- **50** scholarships for Energy Students

Throughout 2025

- **100% revised organizational structure**
- **144,000** hours of training
- **~25% reduction** in absenteeism

COPEL DAY 2025

New remuneration strategy: merit in practice in a skin in the game model

- Encourages the delivery of results at all levels of the organization.
- Incentives become more relevant as you progress to the most senior levels of the organization. of the organization: alignment with the company's objectives and shareholder interests, rewarding consistent delivery of the strategy.



SENIORIDADE
Incentivos de longo prazo
Incentivos de curto prazo
Salário base

Implementation: C-level | Leadership | Employees

Results achieved → **Shared Results**



ILP
No change :
- Performance Share
- TSR as a performance indicator
- No safety net

ICP
Structural changes that drive new behaviors

- Same index: EBITDA
- Inclusion of payment trigger
- Standardization of achievement rules

New way of breaking down targets for a new moment

Strategy transformed into goals. Encouraging a sense of ownership. Meritocracy with collaboration.



SYSTEMATIC
Strategy
DEVELOPMENT
MONITORING
Routine
LEVEL OF DEPLOYMENT
STRATEGIC GUIDELINES
President
Vice-Presidents
Directors
Superintendents
Managers/Teams
100% = Index
50% + 50% = Index
50% + 50% = Index
50% + 50% = Index
50% + 50% = Index
Final formula:
Trigger x Index

X-RAY of the management

Targets broken down to N5

257 books of goals

1.368 goals

595 unique indicators

New breakdown of targets: other gains and advances

More focus and priorities	End results as indicators	Measurement of strategic dimensions	Discipline and monitoring method
-30% in the number of targets	**-58%** in project targets **93%** of indicators **calculated monthly**	**50%** Financial **15%** Customers and Market **15%** Internal processes **20%** People and Safety + - 5% ESG Promoting / Reducing Factor	**Monthly** results management **system** + **Standardization** throughout the organization

COPEL DAY 2025

BUILD
TO
TRANS FORM

Rhythm, Method and Intensity


INNOVATION
that generates value
CULTURE
strong and energized
MODELO COPEL DE GESTÃO
TALENT
in high density
PROCESSES
simple and intelligent
LEADERS
beyond managers

A unique way of being and doing things that is **scalable and replicable**

CUL
TU
RA
COPEL



We are made of
energy and attitude.

COPEL
Pura Energia

COPEL DAY 2025



19 november
RIO

Intelligence Legal: Leveraging Efficiency and Growth

Yuri Ledra
Vice-President of Legal and Compliance


COPEL DAY
2025

Legal transformation: pillars of our strategy

Protagonism

- Advisory
- Preventive management
- Institutional visits

Strategic legal

- Business partner
- Lower iguaçu

Integrity

- Everyone is an agent of ethics
- Supplier code of conduct

Results-based management

- Data-driven
- Process reduction
- Generate revenue and avoid losses

Management by results
Legal *milestones* since privatization

Evolution of the post-privatization case portfolio

25%
Base reduction since aug/23

Base Total
(number of processes)



46.26
2
39.24
0
34.36
7
2023
2024
3T25

Provisioning, settlements and risk prognosis

48% reduction
in provisioning since aug/23

Evolution of provisioning
(probable)
(BRL MM)



1.752,43
911,99
881,4
4
2023
2024
3T25

Focus on recovery of assets

160.43mm
recovered since aug/23

49% of
recovery only in 2025

Evolution of asset recovery
(BRL MM)



26,57
55,23
82,56
2023
2024
3T25

COPEL DAY 2025

Strategic legal enables growth

1 M&A

- Structuring from the inside out
- Agility in execution
- Protagonism at the negotiating table
- Commercial vision

2 Organic growth

- Legal certainty in contracts (*Gate Keeper*)
- Legal leadership in negotiating

3 Complex deals

- Expertise in transactions with international players
- Attention to detail and formalities

COPEL DAY 2025



19 november
RIO

Energy Regulation and Market: Actions that create value

André Gomes
Vice-President of Regulation and Market


COPEL DAY
2025

A sector undergoing transformation with increasing regulatory requirements...

Regulatory and market performance

Sectoral impact	Relevant opinion
Anticipation	Prospective view of challenges
Integrated vision	Copel's unique approach
Appropriate structure	Synergy of action



Sector reform

Main challenges and opportunities

Opening up the market

Enhancing hydroelectric plants value

Curtailment

Compulsory inflexibility

Lack of economic signals

In the current scenario, the long-term marginal cost of expansion could reach R$ 250-270/MWh

Relação ESS / PLD
[%]



Adoção do NEWAVE Híbrido e atualização do par CVaR
7,1%
0,4%
3,5%
1,7%
1,3%
1,8%
6,4%
8,4%
3,7%
1,1%
7,3%
4,6%
5,5%
1,3%
0,2%
0,4%
0,8%
0,4%
0,9%
1,1%
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8
2024
2025
* Outlier devido ao bipolo do Xingu

1 Greater grip to operation

PLD e TE Grupo B – 13/10/2025
[R$/MWh]



280
276
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Média PLD
Média TE
Horas
PLD
TE Grupo B - Tarifa de Aplicação

Perfil de Demanda – Grupo A pós migração para o ACL
[p.u]



Incremento de ~2GW na demanda noturna até 2029.
15 16 17 18 19 20 21 22 23 24
Horas
Perfil pós Migração
Perfil ACR

2 No economic signal for demand

Projeção de Carga Líquida – Dias Úteis
[MWméd]



Curtailment por Excedente Energético
Falta de Potência durante a noite.
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
2026
2027
2028
2029

3 Need for economic signals for power and flexibility

COPEL DAY 2025

The electricity sector is undergoing changes that will alter the traditional ways of generating and consuming energy

4 HPPs should continue to play an important role in price formation despite the paradox of the reduction of hydroelectric plants in the mix of sources



44%
36%
27%
2025
2030
2040

5 Climate + Flexibilidade + New technologies = ↑ Price volatility √ New markets

6

- Integrated research with market regulation
- Proprietary models for chaining
- Advances in the use of AI for meteorology
- Strategic partnerships — Google Cloud

COPEL DAY 2025

Biggest tariff review in history

Tariff Review Project


RRB
CAPEX
RTP Management
Tariffs and Market
Technical

Support from specialized consultants and references in the sector

BRR
- assetexperts
- Real Valor
- codex utilities
- norven

CUSTOS OPERACIONAIS
- QUANTUM

ESTRUTURA TARIFÁRIA
- ESSENZ Soluções
- QUANTUM

SANDBOX
- Daimon
- VOLT Robotics

Tariff review project

Estimated net RRB between 18.3 and 18.5 bn



COPEL
COPEL Distribuição
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
25
27
28
29

COPEL towards the efficiency frontier

2026 review with forecast between R$ 2.0 and 2.1 bn



100%
95%
90%
85%
80%
75%
70%
65%
78,69%
73,56%
88,60%
94,57%
Benchmark efficiency
Company's efficiency
Benchmark efficiency
Company's efficiency
2021
2026

COPEL DAY 2025

Value creation actions

1

Regulatory and market action anticipating solutions and **forming a proprietary pricing vision**

2

Sector Reform, amending more than 20 laws, will bring **unique opportunities**

3

Tariff Review 2026 with the prospect of making **COPEL** one of the most efficient distributors, **creating VALUE**

COPEL DAY 2025



19 november RIO

Progress of Copel Distribuição

Marco Antônio Villela
General Director of Copel Distribuição


COPEL DAY
2025

Brazil's 4th largest distributor
- Concession renewed until 2045



Maringá
Londrina
Toledo
Cascavel
Foz do Iguaçu
Ponta Grossa
Colombo
Curitiba
Araucária
São José dos Pinhais

Paraná's economic growth

4th largest GDP in Brazil

Brazil largest animal protein exporter

Low default rate: 1.03%

5.3 mi
CONSUMERS

406
SUBSTATIONS

12,076
WORKFORCE

194,336 km²
CONCESSION AREA

395
MUNICIPALITIES SERVED

217,723 km
DISTRIBUTION LINES

Investiment program



Investiments (R$ mi)
1.623
1.848
1.967
2.197
2.702
2021
2022
2023
2024
2025

Structural Investments in substations

15
new distribution substations

520 MVA
of power over the entire cycle


S. Jd Figueira 138 kV
90%


S. Capitão Leônidas Marques 138 kV
100%


87%
S. Atlântica 138 kV


78%
S. Bandeira 138 kV

Infrastructure that boosts agricultural growth



25.000km
OCT / 2025

R$ 3,3 bn

347 municipalities served

256,000 consumers benefited

25% Renovation of rural networks

23% DEC reduction

More power for the countryside

PARANÁ TRIFÁSICO

Featured project

CBME2025
I CONGRESSO BRASILEIRO DE MINAS E ENERGIA



Digitization that generates efficiency and value


Phase 3 – 2024
50 municipalities
Phase 1 – 2021
73 municipalities
Phase 2 – 2022
29 municipalities
Phase 4 – 2025
4 municipalities

REDE ELÉTRICA INTELIGENTE

Largest Project in Brazil

157
municipalities

2 mn
consumers
38% of the concession

R$ 1 billion

Intelligence that connects economy, agility and sustainability

- **10 million** Remote readings
- **420 thousand** Remote cuts / reconnections
- **91%** effectiveness in remote cuts
- **65,000** Reduction in unfounded calls

REDE ELÉTRICA INTELIGENTE

REI customer

+50 mil cuts/month

Reconnection procsess

PIX

Customer reconnected **up to 1 min**

Positive Environmental Impact

2025

268.32 tCO2 avoided

= 1,400,000 km of car not driven

Jan/22 until Aug/25 **739,31 tCO2** avoided

GHG Protocol Methodology

COPEL DAY 2025

Improving operational efficiency in weather events

REDE ELÉTRICA INTELIGENTE

- Smart Meter constituting Sensor Network
- Real-time diagnostics
- Early identification of outages
- Assertive service dispatch



Média de precipitacao_mm por LOCALIZACAO e hora
Cascavel
Guarapuava
Curitiba
Joinville
Blumenau
Esri, TomTom, Garmin, FAO, NOAA, USGS
Powered by Esri
Média de velocidade_vento_m_s por LOCALIZACAO e hora
Cascavel
Guarapuava
Curitiba
Joinville
23/09/2025 18:18:00 – 23/09/2025 20:39:00
22/09/2025 00:00:00
23/09/2025 23:00:00
Esri, TomTom, Garmin, FAO, NOAA, USGS
Powered by Esri
ALARMES DE POWER DOWN
Londrina
Maringá
PARANÁ
Cascavel
Ponta Grossa
Ciudad del Este
Guarapuava
Curitiba
Joinville
MISIONES
Blumenau
Chapecó
SANTA CATARINA
Florianópolis

Cumulative vision

COPEL DAY 2025

Digitizing the customer experience

95%	Digital Customer Service
71%	Services without human interaction
51%	Digital invoices - benchmark in Brazil
40%	Reduction in collection costs


10:35
COPEL
Pura Energia

Quality energy

Copel
Among the best distributors over 400 thousand consumers

Paraná
among the best states

Best **capital**
above 1 mi/hab

TMAE
Among the 5 best in Brazil

Copel reference
in extreme events

10,28
DEC Brazil

7,43
DEC Copel

4,55
DEC Curitiba

Quality indicators


DEC
-45%
13,65
10,80
10,41
10,29
9,10
7,81
7,20
7,98
7,85
7,92
7,46
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
LTM
DEC
META ANEEL


FEC
-42%
8,50
7,20
6,79
6,20
6,00
5,55
4,76
5,29
5,20
5,36
4,90
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
LTM
FEC
META ANEEL

Investments 2026-2030

- **Meeting the growth of the State of Paraná**
- **Increasing Operational Efficiency**
- **Coping with climate change**
- **Depreciation of Assets**
- **New consumer/regulator quality requirements**



Opportunities to push Investments forward

Residential Tariff Ranking - B1 (R$/kwh)


0,64
0,67
0,68
0,68
0,69
0,70
0,71
0,71
0,73
0,73
0,74
0,74
0,75
0,75
0,77
0,79
0,79
0,80
0,81
0,82
0,82
0,82
0,83
0,83
0,84
0,84
0,84
0,85
0,86
0,88
0,93
0,93
0,98
COPEL
E1
E2
E3
E4
E5
E6
E7
E8
E9
E10
E11
E12
E13
E14
E15
E16
E17
E18
E19
E20
E21
E22
E23
E24
E25
E26
E27
E28
E29
E30
E31
E32

Depreciation on Gross Rem. Base


57%
48%
38%
42%
46%
48%
50%
52%
60%
61%
63%
COP 2021
COP 2025
E1
E2
E3
E4
E5
E6
E7
E8
E9

Tariffs in force - Oct/25

Investments that generate value



DECISION-MAKING PROCESS
WORS / INITIATIVES
STRATEGIC OBJECTIVES
VALUE MODELS
DEFINITIONS
OPTIMIZE
VALUE MEASURES
DEC/FEC
Loss reduction
Asset Condition
Load growth
PMSO costs
COMPARISON OF SCENARIOS
Scenario A
Scenario B
Scenario C
OPTIMAL ALLOCATION CAPITAL

INVESTMENTS 2026-2030



3,18
2,41
13.475
12,649
826
1.943
1,723
220
2026
2027
2028
2029
2030
Ciclo_7
in R$ million
RRB
xRRQ
Vehicles, systems and facilities

- 50 New substations
- 88 Expansions
- +30 Substation retrofits
- 1.200 km of new high-voltage lines
- Continuous and robust investment in networs


Ready to export our
management model...

Technology and Efficiency in Generation and Transmission

Moacir Bertol
General Director of Copel Generation and Transmition


COPEL DAY
2025

Pillars of operational excellence in generation and transmission

Investment in
technology and innovation



Valuing
culture of ownership and safety



Focus on
performance



Pillars that guarantee the security, sustainability and reliability of assets

Assets located in privileged regions - synergy of operations


GENERATION
Wind complexes
1.130 MW+53 MW
RN
PR
UHE JAYME CANET JUNIOR 361 MW
UHE GOV. NEY BRAGA 1.260 MW
UHE GOV. PARIGOT DE SOUZA 260 MW
UHE GOV. JOSÉ RICHA 1.240 MW
UHE GOV. BENTO MUNHOZ 1.676 MW
CURITIBA
RS
PROPRIA
PARTICIPAÇÕES



1.8 Billion RAP[1] 2025-2026

9.7 thousand km of transmission line

96% RAP[1] renewed +15 years

TRANSMISSION

Present in 8 states of the Federation

Proprietary O&M in PR, SP and SC

6.3 Gigawatts of installed capacity	4.6 thousand km of transmission line O&M 100% Copel	Solid and reliable base of premium assets.	Well-developed transmission infrastructure	High availability at times when the system needs it most	Greater resilience to climate change in the medium and long term

Note: (1) Annual Permitted Revenue considering participations.

HPP attributes: Foz do Areia HPP on 09.09.2025


MW
UHE
MW
MMGD
1.600
1.400
1.200
1.000
800
600
400
200
20000
15000
10000
5000
0
Inicio da MMGD
Pico da MMGD
Fim da MMGD
Compensador Síncrono:
Estabilidade do Sistema
Potência
Flexibilidade
operativa
0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 5:00 5:30 6:00 6:30 7:00 7:30 8:00 8:30 9:00 9:30 10:00 10:30 11:00 11:30 12:00 12:30 13:00 13:30 14:00 14:30 15:00 15:30 16:00 16:30 17:00 17:30 18:00 18:30 19:00 19:30 20:00 20:30 21:00 21:30 22:00 22:30 23:00 23:30 0:00
1ª UG
2ª UG
3ª UG
4ª UG

Hydraulic Generation (G):

- Fast response
- Operational flexibility
- Intermittency control

Synchronous Compensator:

- System stability
- Dynamic grid support
- Spinning reserve

Solar generation (MMGD):

- Intermittency and variability
- Complex coordination
- Lack of inertia (stability)

COPEL DAY 2025

Evolution of availability
Performance management - kpi monitoring

Variable portion - Transmission


1,15%
0,71%
0,72%
0,52%
NOS Average 2022-2024
1Q25
2Q25
3Q25

- Among the lowest variable portions in the sector.

Hydraulic availability


95,6%
99,3%
97,3%
98,0%
IDRef. ANEEL
1Q25
2Q25
3Q25

- Reduction in unscheduled reduction.
- Optimization of scheduled shutdowns

Wind power availability


95,0%
85,7%
86,2%
89,3%
Energy Certification
1Q25
2Q25
3Q25

- Reinforcement of local team and active management.
- New O&M provider
- Optimal stock formation

Generation investment plan

CAPEX 2026-2030

R$ 1.3 bn - Hydraulic

To modernize assets (R$ 894 mm)

Preservation of useful life

Increased reliability

R$ 419 mm - Wind

Maintenance of optimum stock (R$ 199 mm)

Increased availability

Reduced leadtime

Hydro CAPEX in 2026: R$ 183.3 million

Wind CAPEX in 2026: R$ 76.2 million

Transmission investment plan reinforcements and improvements

Organic growth with associated revenue

R$ 449,8 million
Capex expected in 2026

R$ 1.482 billion
Capex expected for the period 2027-2030

R$ 769 Million
Authorized in the last years

UHR LITORAL 70 MW
Innovation in reinforcements and improvements

CAPEX ≈ R$ 400-450 Million

PROPOSED AUTHORIZATION FOR IMPLEMENTATION
UNDER ANALYSIS BY EPE

The 70MW UHR project can **be implemented on the coast of PR** to meet a need in the transmission system, **in an innovative approach with less environmental impact** compared to the alternative of a 500 KV transmission line crossing the Serra do Mar.

.

INF. RESERVOIR



SUP. RESERVOIR




Potential to be the 1st reversible power plant in Brazil.

COPEL DAY 2025

Generation expansion - power
Opportunities for 2026

+ 860 MW

UGs 5 and 6

FOZ DO AREIA (1,676 MW)

- Preliminary License (LP)
- Installation License (LI)
- Water Resources Grant
- Precontracts
- Marginal operation cost

Technical and institutional readiness

Capacity auction: 03.18.2026

Generation expansion - power
Opportunities for 2026

+ 1,266 MW

UGs 5 and 6

SEGREDO (1,260 MW)

- Preliminary License
- Water Resources Grant
- Precontracts
- Marginal operating cost
- LI filed on 06.09.2025

Capacity auction: 03.18.2026

Low environmental impact

Best Transmission company in the country
ONS 2025 AWARD


1
COPEL-GT
TRANSMISSÃO
POR CORRENTE ALTERNADA

We are on the right track, aligned with the best practies in the sector and prepared for the challenges ahead

COPEL DAY 2025



19 november RIO

Strategic
Strategic
Management of Energy Trading


COPEL DAY
2025

Rodolfo Lima
General Manager of Copel Commercialization

Trading company among the 10 largest in the country, focused on customers and with low default rates

COPEL
Pura Energia

Group's commercial front

Revenues of **R$ 3,5 bilhões** in 9M25

~ **51%** of the energy sold Comes from own Generation and is **100% renewable**

+1.7 mil clientes

Accumulated **bad debt** of just **0.01%**

Faithful operation of the model is reflected in the increase in short-term prices



Rainfall in SE/CO
ENA (MWm)
100.000
80.000
60.000
40.000
20.000
0
jan fev mar abr mai jun jul ago set out nov dez
Reservoir Level (SIN)
Armazenamento (%)
100
80
60
40
20
jan fev mar abr mai jun jul ago set out nov dez
PLD
R$/MWh
600
500
400
300
200
100
0
jan fev mar abr mai jun jul ago set out nov dez
2023
2024
2025

Source: CCEE/ONS

2024 vs 2025

Similar volume of rainfall in the SE/CO

↓

Same reservoir level

↓

Price difference around R$ 260/MWh

New price levels


Evolution of supply product prices 2 and 3 years ahead
220
170
120
70
Jan/2023
Fev/2023
Mar/2023
Abr/2023
Mai/2023
Jun/2023
Jul/2023
Ago/2023
Set/2023
Out/2023
Nov/2023
Dez/2023
Jan/2024
Fev/2024
Mar/2024
Abr/2024
Mai/2024
Jun/2024
Jul/2024
Ago/2024
Set/2024
Out/2024
Nov/2024
Dez/2024
Jan/2025
Fev/2025
Mar/2025
Abr/2025
Mai/2025
Jun/2025
Jul/2025
Ago/2025
Set/2025
Out/2025
A + 2
A + 3
P95 A+2
P95 A+3

Price forecast models reflecting system operation

↓

Decrease in structural generation surplus

↓

Need for power at peak times

Source: DCIDE

Copel, energy that is worth more


~125 %
+1% a 6%
+1% a 5%
+13% a 18%
+1% a 3%
100 %
(-) 25% - 35%
North Northeast Energy
Southeast Energy
Southern decoupling
Hydro modulation
Commercial strategy
Tailor-made energy
Copel Energy

Hydropower available generation


Copel's share in Southern Generation
Others 80%
Copel 20%


% Copel Participation in Southern HPPs
Other Hydroelect 72%
Hydroelect Copel 28%


Copel HPP contracting
ACL 90%
ACR 10%


Available Energy
81%
68%
55%
36%
19%
77
364
588
937
1.238
2026
2027
2028
2029
2030
MWm Available
% contracted

Well placed assets in times of hydrological volatility

There are times when the interchange limits are at their maximum level

The operation of these flows depends on various electrical factors
- ✓ Load on the Interconnected System
- ✓ Generation from intermittent sources
- ✓ Reservoir levels



CCEE Settlement Prices - Conventional (R$/MWh)
SUL
SUDESTE
Wee
10
11
12
13
14
15
16
17
18
19
20
21
22
Month
Abril/25
Maio/25
Junho/25



N
NE
SE/
CO
SOUTH
CO-Sul (MWm)
1 de mar. de 24
30 de mai. de 24
28 de ago. de 24
26 de nov. de 24
24 de fev. de 25
25 de mai. de 25
23 de ago. de 25

Hydroelectric power generation: competitive advantage in hourly modulation



PLD and MRE generation schedules (daily average in 2025)
Additional revenue recorded in 2025
R$ 100 Million
300
250
200
150
100
R$/MWh
1,6
1,4
1,2
1
0,8
0,6
0,4
0,2
0
P.U.
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
MRE Generation
PLD
FLAT Contract

Source: CCEE

Business strategy: intelligence and agility to maximize results

2024 aggregated value: +1.89% → **2025 aggregated value (YTD): +3.37%**

Inputs

Market environment
- Price volatility
- Liquidity
- Economic growth

Hydrological conditions
- Precipitation
- GSF
- Reservoir levels

Risk management
- Credit risks
- Business intelligence
- Portfolio exposure

Business intelligence

Data-driven decisions

Trading desk

Market vision

Agility in strategy execution

Focus on long-term results

Maximizing results

Risk mitigation

Sustaining delivered value

Tailored energy: flexibility and innovative solutions

Added value 2024: +5.00%*

Added value 2025: +5.54%*

Sales force
- Liquidity and sales
- Renewals
- Copel brand

Risk diversification
- Portfolio complementarity
- Counterparty diversification
- New market

Market intelligence
- Customized products
- Predictive demand modeling

Hourly Trend Graph:
(Hydro Generation / Load Modulation) x Average PLD SOUTH/SE
Cumulative 2025



1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Modulação Carga (% Méd)
Média
PLD SUL/SE (% Méd)

Source: CCEE e ETRM Copel

* Value added in sales to end consumers.

Transformation that generates value

Digitization

Agility in service, personalization, and innovation



- 18% in the rebilling index
- 32% reduction in contract signing time
100% of customer service provided via CRM (*Customer Relationship Management*)

Customer experience

Consistent growth and excellence recognized by our customers



Quality zone
Quality zone
Zone of excellence
69.3
74.9
77.1
Trust in the brand
Transparency and contractual realiability long-term partnership
2023
2024
2025

We are part of na **integrated** group, prepared for the new market and **committed** to transform energy into a **value** for everyone

- Having uncontracted energy that has value
- Knowing when to sell
- Knowing who to sell to
- Retain customers

COPEL DAY 2025



19 november
RIO

Q&A


COPEL DAY
2025

COPEL DAY 2025



19 november RIO